

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

April 9, 2021

Daniel G. Cohen
Chief Executive Officer
FinTech Acquisition Corp. IV
2929 Arch Street
Suite 1703
Philadelphia, PA 19104-2870

> **Re: FinTech Acquisition Corp. IV**
> **Amendment No. 1 to**
> **Preliminary Proxy Statement on Schedule 14A**
> **Filed March 29, 2021**
> **File No. 001-39558**

Dear Mr. Cohen:

We have reviewed your March 29, 2021 response to our comment letter and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our March 4, 2021 letter.

Amendment No. 1 to Preliminary Proxy Statement on Schedule 14A filed March 29, 2021

Unaudited Pro Forma Condensed Combined Financial Information, page 108

1. We note from your response to prior comment 8, the following two items:
   - You indicate that issuance of equity interests to working partners of Professional Partners will not affect future distributions to Professional Partners, Perella Weinberg Partners or the remaining ILPs.
   - Under the guidance in ASC 323-10-25-3 to 25-6, the other equity method investors recognize their percentage share of earnings or losses in the investee (inclusive of any expense recognized by the investee for the stock-based compensation funded on its behalf).

Please reconcile for us your attribution methodology with these two items. In this regard, provide us an explanation of:
- How an attribution methodology that is disproportionate to the respective ownership interests is appropriate absent a contractual arrangement that affects distributions of income or loss; and
- How your attribution methodology is consistent with the guidance in ASC 323-10-25-3 to 25-6 when the other interest holders' share of PWP OpCo's net losses are *exclusive* of any expense related to the equity awards granted by Professional Partners.

Unaudited Pro Forma Condensed Combined Statement of Financial Condition, page 108

2.   Please explain to us why there is no apparent pro forma statement of financial condition impact for pro forma adjustments (cc) and (hh). Otherwise, tell us how these adjustments are reflected on your pro forma statement of financial condition and revise your disclosure to clarify. In addition, in your response tell us why your pro forma net loss attributable to Perella Weinberg Partners assuming no redemptions of $34.3 million in 2020 is inconsistent with the $27.1 million accumulated deficit on your pro forma statement of financial condition and reconcile for us the related $108.6 million pro forma loss attributable to noncontrolling interest and the $122.4 million noncontrolling interest on your pro forma statement of financial condition.

You may contact Mark Brunhofer at (202) 551-3638 or Michelle Miller at (202) 551-3368 if you have questions regarding comments on the financial statements and related matters. Please contact Eric Envall at (202) 551-3234 or J. Nolan McWilliams at (202) 551-3217 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Finance